EXHIBIT 99.1

Statoil ASA: Information relating to the dividend for first quarter 2017

Key information relating to dividend from Statoil (OSE:STL, NYSE:STO) for first quarter 2017.

Dividend amount: 0.2201

Declared currency: USD

Last day including rights: 7 August at New York Stock Exchange, 8 August 2017 at Oslo Børs (Oslo Stock Exchange)

Ex-date: 8  August at New York Stock Exchange, 9 August 2017 at Oslo Børs

Record date:  10 August 2017

Payment date: On or around 22 September at Oslo Børs, on or around 25 September 2017 at New York Stock Exchange

Date of approval: 3 May 2017

Other information:

Dividend per share in NOK will be communicated 15 August  2017.

Subject to approval of  continuation of the scrip dividend programme through the first three quarters of 2017 at the Annual General Meeting (AGM) 11 May 2017, shareholders will get the option to receive the dividend for the first quarter in newly issued shares in Statoil at a 5% discount. Further information on the scrip programme for first quarter 2017 will be published in due course.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.